File No. 70-8903

             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                     Amendment No. 1 to
                          FORM U-l

                         DECLARATION
                            under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

         (Name of company filing this statement and address of principal executive offices)

                     ENTERGY CORPORATION

   (Name of top registered holding company parent of each
                   applicant or declarant)

                    William J. Regan, Jr.
                Vice President and Treasurer
                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

           (Name and address of agent for service)

The Commission is also requested to send copies of communications in connection with this matter to:

                 Laurence M. Hamric, Esq.
                     Ann G. Roy, Esq.
                  Entergy Services, Inc.
                     639 Loyola Avenue
               New Orleans, Louisiana  70113

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          Item 1.   Description of Proposed Transactions.

          The information contained in Item 1 of the

Application-Declaration in this proceeding is supplemented

by the following:

          As of December 31, 1996, Entergy and the System

Operating Companies had no short-term borrowings outstanding except for money pool borrowings previously authorized by

the Commission in File No. 70-8899.  In addition, assuming

the $500,000,000 Credit Facilities were outstanding as of

December 31, 1996, the outstanding short-term borrowings,

excluding money pool borrowings, would constitute 3% of

Entergy's total capitalization on a consolidated basis.

                          SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                               ENTERGY CORPORATION

                          By:     /s/William J. Regan, Jr.
                               Name:  William J. Regan, Jr.
                               Title: Vice President and Treasurer

Dated:  January 9, 1997